Exhibit 99.2

ZK International Recognized as an “Intellectual Property Superiority Enterprise”, One of the Highest Intellectual Property Designations in China

WENZHOU, China, May 11, 2020 -- ZK International Group Co., Ltd. (ZKIN) ("ZK International" or the "Company"), a designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products primarily used for water and gas supplies, today announced that it has been recognized as an “Intellectual Property Superiority Enterprise” (the “Designation”) by the National Intellectual Property Administration (the “NIPA”). ZK International was among the 125 enterprises in Zhejiang Province granted the Designation this year for their advantages in developing independent intellectual property rights and own brands.

Established by NIPA , the Designation is one of most prominent designations granted by NIPA to incite patented inventions and creations. The Designation is beneficial to the Company by improving the Company’s authority to implement the industrial piping standards the Company has drafted, and providing the Company with advantages over other candidates for government infrastructural projects which is a major stream of revenue of the Company.

"For over 20 years, ZK International has been striving for excellence in developing and manufacturing high-quality, high-performance stainless steel and carbon steel pipe products for the water and gas supply industry with our proprietary technologies. With 31 registered trademarks, 5 software copyrights, and 33 patents of various categories, our intellectual property (“IP”) portfolio is an integral part of our success and growth.” commented Jiancong Huang, Chairman and Chief Executive Officer of ZK International.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products primarily used for sophisticated water and gas pipeline systems. The Company owns 33 patents, 31 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards. ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors. ZK has supplied stainless steel pipelines for over 2,000 projects, including the Beijing National Airport, the Beijing 2008 Summer Olympics facilities (including the "Water Cube", and "Bird's Nest”).  Focusing on producing superior quality and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinking water to both China’s domestic market and international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantee of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

Tony Tian, CFA
Weitian Group LLC
Phone: +1 (732) 910-9692
Email: ttian@weitianco.com